UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

BakBone Software Incorporated

(Registrant’s name)

10145 Pacific Heights Boulevard, Suite 500 San Diego, CA 92121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BakBone Software Incorporated

Date: April 16, 2003	By	/s/ KEITH RICKARD
Title: President and Chief Executive Officer

For more information

Media, industry analysts:

John Fitzgerald, CFO

BakBone Software, Inc.

858-450-9009

BAKBONE SOFTWARE ANNOUNCES U.S. $15,000,000 EQUITY FINANCING

SAN DIEGO, CA—April 16, 2003—BakBone Software™ (OTCBB: BKBOF, TSX: BKB), a global provider of data recovery software announced that its Board of Directors has unanimously approved an agreement with VantagePoint Venture Partners IV (Q), L.P. (“VantagePoint”) pursuant to which BakBone will, by way of private placement, issue to VantagePoint an aggregate of approximately 22,000,000 Series A preferred shares (“Preferred Shares”) at CDN$1.00 per Preferred Share for gross proceeds of approximately CDN$22,000,000 or US$15,000,000. Each Preferred Share will be convertible in certain circumstances into one (1) Common Share and shall generally entitle the holder to voting rights on an as-converted basis with holders of Common Shares.

Completion of the financing is subject to satisfaction of certain conditions, including finalizing a definitive agreement and receipt of requisite regulatory and shareholder approvals. The financing is expected to close following a special meeting of BakBone’s shareholders to be held to approve the transaction.

In connection with the completion of the financing, VantagePoint will be entitled to appoint two representatives to the Board of Directors of BakBone. Proceeds from the financing will be used for working capital and for general corporate purposes. Citigroup Global Markets Inc. (formerly Salomon Smith Barney), served as BakBone’s financial advisor in the placement of the Preferred Shares.

Following completion of the financing, VantagePoint will hold or exercise control or direction over an aggregate of approximately 22,000,000 Preferred Shares, or 100 percent of the issued and outstanding Preferred Shares of BakBone, and, assuming conversion of the Preferred Shares into Common Shares, will hold or exercise control or direction over an aggregate of approximately 22,000,000 Common Shares of BakBone which will represent approximately 27 percent of the currently issued and outstanding Common Shares.

The securities of BakBone held by subsidiaries, affiliates or associates of VantagePoint or over which subsidiaries, affiliates or associates of VantagePoint exercise control or direction will be held for investment purposes. These investments will be reviewed on a continuing basis and holdings may be increased or decreased in the future.

“We are pleased for the opportunity to add a top tier US institutional investor such as VantagePoint to our shareholder base.” said Keith Rickard, President and CEO, “We look forward to working with VantagePoint both at the Board of Directors level, and in our industry to further strengthen our position in the marketplace.”

About VantagePoint Venture Partners

VantagePoint Venture Partners is one of the largest venture capital firms in the United States that actively works with its entrepreneurs and strategic partners to build technology leaders. As an active multi-stage investor, the Firm provides funding and resources for all stages of a company’s lifecycle from seed round through late stage and privately negotiated investments in public companies.

Founded in 1996, VantagePoint has more than US$2.5 billion in committed capital in four funds. VantagePoint is based on a full-service “Partner-Team” approach that provides entrepreneurs with a blend of technology, venture capital, operations, marketing, and corporate-finance expertise. The Firm is focused on IT investing in the communications, semiconductor and software sectors. VantagePoint Venture Partners is headquartered in Silicon Valley with offices in New York.

About BakBone Software, Inc.

BakBone Software (OTCBB: BKBOF, TSE: BKB) is an international storage management software company that develops and globally distributes high-performance software solutions to the network storage and open systems markets. BakBone’s backup and recovery software provides scalable data protection from the workgroup to the enterprise. Founded in 2000, BakBone Software’s products are used by companies worldwide, and are distributed through a network of OEMs and solution providers.

BakBone’s corporate headquarters is located at 10145 Pacific Heights Boulevard, San Diego, California 92121. Its stock is listed on the Toronto Stock Exchange. For more information on BakBone products, call (866) 484-2663, e-mail sales@bakbone.com, or access BakBone’s web site at www.bakbone.com.

Safe Harbor

The statements contained in this press release that are not historical in nature are forward-looking statements. Forward-looking statements are not guarantees since there are inherent difficulties in predicting future results, and actual results could differ materially from those expressed or implied in the forward-looking statements.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The offered securities will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such act.